787 Seventh Avenue

New York, N.Y. 10019-6099

Tel: 212 728 8000

Fax: 212 728 8111

July 28, 2014

VIA EDGAR

Sally Samuel

Senior Counsel

Disclosure Review Office

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	AllianceBernstein Multi-Manager Alternative Fund (the “Fund”)

Securities Act File No. 333-197049 and

Investment Company Act File No. 811-22671)

Dear Ms. Samuel:

This letter responds to your comments dated July 25, 2014 with respect to the Fund’s registration statement filed under the Securities Act of 1933 (“1933 Act”) and the Investment Company Act of 1940 (the “1940 Act”). For your convenience, your comments are summarized below and each comment is followed by the Fund’s response. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter.

“To All Investors” Section

Comment 1. Please delete the last sentence of this section, which qualifies the prospectus in its entirety by the Fund’s declaration of trust. The prospectus must contain all material information regarding the investment in the Fund and may not be qualified by reference to any other documents.

Response. The requested change has been made to the registration statement.

Back Cover

Comment 2. Please include the dealer prospectus delivery obligations legend or explain why it does not need to be included on the back cover pursuant to rule 481(e).

Response. The requested disclosure has been added to the registration statement.

Summary of Terms

Comment 3. Please delete the last sentence of the introductory paragraph which qualifies the summary by other disclosure in the prospectus and “in the appropriate Registrations Statement filed with the SEC.” In our view, this qualification is inconsistent with the requirements of Form N-2, which requires that responses to items of Part A be simple and direct and contain only the information needed to understand the fundamental characteristics of the Registrant. We believe a generic incorporation by reference without a specific cross reference to the document or location in the prospectus where additional information regarding a particular issue may be found does not help an investor understand the fundamental characteristics of the Registrant or the investment.

Response. The requested change has been made to the registration statement.

Summary of Fees and Expenses

Comment 4. In the event this registration statement does not go effective by July 31, 2014, please note that only contractual fee waivers and expense reimbursements agreements that are in effect for at least one year from the effective date of the registration statement may be reflected in the fee table.

Response. The Fund confirms that only contractual fee waivers and expense reimbursements agreements that are in effect for at least one year from the effective date of the registration statement will be reflected in the fee table.

Derivative Transactions

Comment 5. Please confirm that the Fund’s derivatives disclosure is consistent with the SEC staff’s guidance as articulated in Barry Miller’s letter to the Investment Company Institute (Letter to Ms. Karrie McMillan, General Counsel, Investment Company Institute, from Mr. Barry Miller, Associate Director, Office of Legal and Disclosure, Derivatives-Related Disclosures by Investment Companies (July 30, 2010) (the “Derivatives Disclosure Letter”). In particular, please confirm that all material aspects of the derivatives in which the Fund may invest are disclosed in the prospectus, including the types of derivatives, why and when the Fund will invest in derivatives and all related risks, or revise the text accordingly.

Response. The Fund is aware of the Staff’s observations and concerns stated in the Derivatives Disclosure Letter regarding disclosure by an investment company of its use of derivatives. The Fund believes that its current disclosure accurately reflects its current expected utilization of derivative instruments and that its disclosure of the risks associated with those instruments is appropriately tailored to their expected usage.

Use of Proceeds

Comment 6. Please explain why it will take longer than three months to invest all or substantially all the proceeds received in the offering in accordance with Guide 1 to Form N-2.

Response. The Fund has revised its disclosure to reflect an investment period of up to three months to invest all or substantially all the proceeds received in the offering.

Performance of Similarly Managed Accounts

Comment 7. The inclusion of the performance of similarly managed accounts in the Fund’s prospectus must meet the standards set forth in the Nicholas-Applegate Mutual Funds no action letter (August 6, 1996). We question whether the PFICS that the Fund invests in are substantially similar to the Other Accounts and Proprietary Funds identified in the prospectus under the Nicholas-Applegate standard. Accordingly, please delete this disclosure or explain your legal basis for including such performance.

Response. In Nicholas-Applegate Capital Management,1 the staff agreed not to recommend enforcement action to the Commission under Section 34(b) of the 1940 Act where the fund represented that (1) the private account performance would be given no greater prominence than the fund’s performance; (2) the performance information would be accompanied by disclosure to the effect that the private account performance does not represent the historical performance of the fund and should not be interpreted as indicative of the future performance of the fund; (3) the private account performance composite would be compared to an appropriate securities index; and (4) the prospectus specifically would disclose that private accounts are not subject to certain investment limitations, diversification requirements, and other restrictions imposed by the 1940 Act and the Internal Revenue Code, which, if applicable, may have adversely affected the performance result of the private account composite.2 The disclosure of the similarly managed accounts in the Fund’s registration statement is consistent with each of the representations made in the Nicholas-Applegate Letter.

[1]	SEC No-Action Letter (Aug. 6, 1996) (the “Nicholas-Applegate Letter”).
[2]

See also Bramwell Growth Fund, SEC No-Action Letter (Aug. 7, 1996) (SEC staff agreed not to recommend enforcement action under the 1940 Act where a registered fund sought to include the performance track record of its portfolio manager where the performance was achieved during the period that the portfolio manager was managing a different fund).

As noted by the Staff, the Fund invests primarily in underlying portfolio funds that are organized as PFICs while the similarly managed accounts tend to invest in onshore hedge funds. The fact that the similarly managed accounts typically invest primarily in hedge funds that are partnerships organized under the laws of the U.S., however, does not alter the conclusion that the investment policies and strategies of the similarly managed accounts are substantially similar to those of the Fund. The hedge fund managers whose funds serve as the underlying investments for both the Fund and the similarly managed accounts will typically manage investments in U.S. partnerships and their corresponding PFICs in a substantially similar manner. This fact is disclosed in the Fund’s registration statement. Specifically, the Fund currently discloses that:

The Other Accounts typically invest primarily in hedge funds that are partnerships organized under the laws of United States jurisdictions, rather than the PFICs that the Fund invests in primarily. However, the Portfolio Fund Managers will typically manage both U.S. partnerships and PFICs in a substantially similar manner. Accordingly, the organizational structures of the underlying funds in which the Fund and the Other Accounts invest are not expected to produce materially different investment results.

As indicated in the Nicholas-Applegate Letter, performance can differ between an unregistered account managed by an investment adviser and a corresponding registered investment company using a substantially similar investment strategy. Indeed, the SEC staff has required registered funds that include performance of similar accounts in their registration statements to disclose the fact that private accounts are, for example, not subject to certain investment limitations, diversification requirements, and other restrictions that may lead to difference performance. These differences, however, do not prevent the registered fund from including the performance of these accounts in its registration statement. Therefore, the Fund believes that the difference in underlying fund investment vehicles (which are managed in substantially similar manners) should not alter the conclusion that accounts managed with similar—although not exactly the same—underlying funds are substantially equivalent. Therefore, the Fund respectfully submits that inclusion of the related performance in the registration statement is consistent with the requirements of the Nicholas Applegate Letter.

Annual Report to Stockholders - Notes to the Financial Statements

Comment 8. Note A.I discusses the valuation policies of the fund and includes a chart depicting the fair value hierarchy of the fund’s portfolio holdings as of the end of the fiscal year. We note that approximately 71 % of the holdings of the fund were classified as level 3 securities. Please explain supplementally why a narrative description of the sensitivity of the fair value measurements to changes in unobservable inputs has not been included.

Response. The Fund will file a supplemental response in answer to this comment on its financial statements.

Powers of Attorney

Comment 9. Pursuant to rule 483, new powers of attorney relating to this specific filing must be included. Powers of Attorney from other registration statements may not be incorporated by reference.

Response. New Powers of Attorney have been included as an exhibit to the Fund’s registration statement.

*            *             *            *

The Fund has authorized us to represent on its behalf that, with respect to filings made by the Fund with the SEC and reviewed by the Staff, it acknowledges that:

(a)	the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)	the Fund may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need further information, please call me at (212) 728-8970.

Sincerely,

/s/ P. Jay Spinola
P. Jay Spinola

cc: Eric C. Freed, AllianceBernstein L.P.